[Ober|Kaler Letterhead]

May 14, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-4561

ATTN: Michael F. Johnson. Esq.

Re:	Howard Bancorp, Inc.

Registration Statement on Form S-1

Filed November 28, 2011

File No. 333-178204

Dear Mr. Johnson:

On behalf of Howard Bancorp, Inc. (the “Company”), we have filed today Pre-Effective Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). The Company has authorized us to make the various factual representations contained in this letter.

For your convenience, the comment set forth in your letter dated May 14, 2012 is set forth below, followed by the Company’s response.

General

1.	We refer to your response to prior comment 3, and note your revisions to the prospectus that “[t]he investors’ obligations to purchase the shares subscribed for in the private placement are subject to certain closing conditions, including that we raise an aggregate of at least $6.0 million in this offering and the private placement (which $6.0 million includes the amounts committed to be purchased by Emerald ($1.26 million) and Battlefield (between $1.26 million and $1.57 million)).” In your next filing, please revise to clearly state the dollar amount that the company must raise in order for Emerald and Battlefield to become bound to invest their $1.26 million and $1.26 million to $1.57 million, respectively.

U.S. Securities and Exchange Commission

May 14, 2012

We have revised the disclosure in accordance with the Staff’s comment, and also corrected the amount that Battlefield is committed to purchase. Please see pages 10, 29, 116 and 117 of the Amendment.

* * * * *

We believe that the Amendment is responsive to your comments. If we can be assistance in facilitating the staff’s review, please contact the undersigned at (410) 347-7341 or psomergreif@ober.com.

Sincerely,

/s/ Penny Somer-Greif

Penny Somer-Greif

cc:	Mary Ann Scully

Howard Bancorp, Inc.